Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2012
(millions of dollars)
Earnings, as defined:
Net income	$1,068
Income taxes	399
Fixed charges included in the determination of net income, as below	574
Amortization of capitalized interest	12
Distributed income of equity method investees	15
Less: Equity in earnings of equity method investees	1
Total earnings, as defined	$2,067

Fixed charges, as defined:
Interest expense	$536
Rental interest factor	23
Allowance for borrowed funds used during construction	15
Fixed charges included in the determination of net income	574
Capitalized interest	60
Total fixed charges, as defined	$634

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.26
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.